The Real Brokerage Inc. Announces Forward Share Split to

Return to Pre-Nasdaq Listing Share Capitalization

TORONTO and NEW YORK, July 12, 2021 /PRNewswire/ -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), a national, technology powered real estate brokerage in the United States, announced it will forward split all of its issued and outstanding common shares ("Common Shares") on the basis of four (4) post-split Common Shares for each one (1) pre-split Common Share (the "Share Split").

Share Split Details

Real's board of directors approved the Share Split to return to Real's share capitalization prior to the 4:1 share consolidation that took place on June 1, 2021 for the sole purpose of facilitating the listing of the Common Shares on the Nasdaq Capital Market.

After receiving feedback from various stakeholders, Real is of the view that having a larger number of Common Shares (and a corresponding larger number of employee stock options and restricted share awards) outstanding as a result of the Share Split would have a positive impact on the Company's ability to attract, retain and reward real estate agents.

Tamir Poleg, CEO of Real stated "The Board's approval of this stock split underscores a core element of Real's success and growth: a desire for our agents to participate in the equity in the Company. We provide stock incentives for performance milestones and we believe splitting our common shares make these incentives more attractive. We look forward to continued growth, together".

The Share Split is subject to the issuance of a Bulletin by the TSX Venture Exchange (the "TSXV"). Subject to the Bulletin, the Company has set July 19, 2021 as the record date for the Share Split and July 16, 2021 as the effective date for the Share Split.

Assuming the Share Split is completed, the existing 40,179,611 Common Shares will be increased to approximately 160,718,444 Common Shares.

The exercise price and number of Common Shares issuable upon the exercise of outstanding stock options, restricted stock units, warrants or other convertible securities will be proportionately adjusted to reflect the Share Split in accordance with the terms of such securities.

Shareholders of the Company do not need to take any action with respect to the Share Split. The Company's transfer agent, Computershare Investor Services will send registered shareholders a Direct Registration Statement advice (DRS) representing the additional number of shares to be received as a result of the Share Split.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 29 U.S. states and the District of Columbia. Real is building the brokerage of the future, together with agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Ryan Birchmeier

ryan@therealbrokerage.com

201-564-4221

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to the timing, terms and completion of the Share Split, including the ratio of pre-Share Split Common Shares to post-Share Split Common Shares that will be effected.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.